September 4, 2009
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Re:	Camden Property Trust Form 10-K for the year ended December 31, 2008 Filed on February 19, 2009 File No. 001-12110
Dear Ms. Van Doorn:
The following is the response of Camden Property Trust (the “Company”) to the comments contained in the Staff’s comment letter dated August 25, 2009 concerning the above-referenced report.
1.
We note that you have committed 20% of the total equity of each of the Funds and that you have received commitments to each of the Funds of $150 million. We further note your disclosure on page F-18 indicates that the maximum loss exposure is $37.5 million and your disclosure on page 35 indicates that the capital contributions to the Fund are expected to total $32.8 million. Please reconcile these disclosures and clarify whether the maximum loss exposure relates to one or both Funds. Also provide us with an expanded discussion of the events that would trigger payment to the Funds and describe your analysis for recording a liability under FIN 45 and SFAS 5.

As further described in the parenthetical note 2 to Footnote 7 on page F-18, the maximum loss disclosure of $37.5 million relates to our maximum equity commitment to the Camden Multifamily Value Add Fund, L.P. (the “Fund”). As of December 31, 2008 and as of the date of this response, the Fund had an investment in two multifamily communities. Additionally, a Co-Investment Vehicle was established, which as of December 31, 2008 and as of the date of this response, had not made any investments. With respect to the Fund, one unaffiliated institutional investor has committed 80% of the total equity, or $150 million, to the Fund, which together with the Company’s 20% commitment of $37.5 million, represents a total equity commitment of $187.5 million. The Co-Investment Vehicle has a similar equity commitment structure ($150 million by an unaffiliated institutional investor, and $37.5 million by the Company).

Securities and Exchange Commission
September  4, 2009

Since the Fund’s inception through December 31, 2008, we have contributed approximately $4.7 million of capital to the Fund. A reconciliation of the maximum loss exposure on page F-18 to the known contractual cash obligations of $32.8 million as of December 31, 2008 on page 36 is as follows:

Total capital commitment:	$37,500,000
Capital contributions to date:	<4,750,000	>

Remaining capital commitment:	$32,750,000

Contributions to the Fund are triggered by capital calls made in accordance with the provisions of the governing document. The Company’s obligation to contribute capital to the Fund pursuant to such capital calls is limited to an aggregate amount equal to our equity commitment of $37.5 million to fund investments, investment expenses, partnership expenses, and to pay organizational expenses. No such capital calls were outstanding or in process as of December 31, 2008 and none have been made thus far in 2009. We do not have any guarantees required to be recognized in accordance with paragraph 3 of FASB Interpretation No. 45 (as Amended), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (“FIN 45”), and it is our opinion the potential capital calls mentioned above are not required to be recorded as liabilities under FIN 45. There are also no unrecorded existing conditions, situations, or set of circumstances involving uncertainty as to possible loss contingency that would require us to record a liability in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.
As previously mentioned above, the Co-Investment Vehicle has not made any investments at this time, nor are there plans for the Co-Investment Vehicle to make investments in the near term. Our equity commitment to the Co-Investment Vehicle represents an additional $37.5 million. At December 31, 2008, there were no near term plans to utilize the Co-Investment Vehicle and accordingly, did not represent a known contractual obligation or other long-term liability reflected on the Company’s balance sheet in accordance with Item 303(a)(5) of Regulation S-K. We will, however, include such commitments in the known contractual cash obligations disclosure in future filings, as appropriate.

Securities and Exchange Commission
September  4, 2009

2.
We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. We identified discrepancies including replacing the word “report” with the phrase “annual report” in various paragraphs, replacing the language “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with the language “fourth fiscal quarter” in paragraph 4(d), and deleting the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5. Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

This confirms future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact the undersigned at (713) 354-2500.
Very truly yours,
/s/ Dennis M. Steen
Dennis M. Steen
Chief Financial Officer, Senior Vice President
Finance and Secretary